UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67929

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Armory Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 North Pacific Coast Highway, Ste 1525

(No. and Street)

El Segundo	CA	90245
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Monique Romero	(212) 668-8700	mromero@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company

(Name – if individual, state last, first, and middle name)

325 North Saint Paul St., Suite 3100	Dallas	TX	75021
(Address)	(City)	(State)	(Zip Code)

September 18, 2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Eben Perison, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Armory Securities, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Executive Officer

____

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Armory Securities, LLC

Financial Report
Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

CONFIDENTIAL

Contents



Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Armory Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Armory Securities, LLC (the Company) as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2025.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
February 10, 2026

CONFIDENTIAL

Armory Securities, LLC

Statement of Financial Condition
December 31, 2025

Assets

Cash	$	7,853,655
Accounts receivable		1,658,274
Prepaid expenses		21,930
Due from parent		-
Total assets	$	9,533,859

Liabilities and Member's Capital

Accounts payable and accrued expenses	$	64,287
Contract liability		-
Due to affiliates		2,722,677
Deferred revenue		103,640
Due to registered reps		-
Total liabilities	$	2,890,604
Member's capital	$	6,643,255
Total Liabilities and Member's Capital	$	9,533,859

The accompanying notes are an integral part of this statement.

CONFIDENTIAL

Armory Securities, LLC

Statement of Operations
Year Ended December 31, 2025

REVENUE:

Investment banking	$	25,078,159
Interest income		92,724
Consulting income		8,076,624
Revenue from reimbursable expenses		13,187
Total revenue	$	33,260,694

EXPENSES:

Employee compensation and benefits	$	12,763,851
Commissions		6,557,936
Professional fees		498,662
Regulatory expenses		96,182
Rent expense		155,141
Other expenses		939,543
Credit loss recovery		(105,582)
Expense sharing - overhead charges		1,950,708
Expense sharing - management fees		232,500
Total expenses	$	23,088,941
Net Income	$	10,171,753

The accompanying notes are an integral part of this statement.

Armory Securities, LLC

Statement of Changes in Member's Capital
Year Ended December 31, 2025

Balance, beginning of year	$	3,571,502
Net Income		10,171,753
Contributions		
Distributions		(7,100,000)
Balance, end of year	$	6,643,255

The accompanying notes are an integral part of this statement.

Armory Securities, LLC

Statement of Cash Flows
Year Ended December 31, 2025

Cash flows from operating activities		
Net Income	$	10,171,753
Adjustments to reconcile Net Income to Net Cash provided by operations		
Credit loss expense		
Change in allowance for credit losses		
Net changes in operating assets and liabilities:		
Decrease accounts receivable		1,330,930
Decrease prepaid assets		5,234
Decrease due to affiliates		(1,063,863)
Decrease in accounts payable and accrued expenses		(37,893)
Increase in deferred revenues		8,640
Net cash provided by operating activities	$	10,414,801
Cash flows from financing activities		
Distributions		(7,100,000)
Net cash used in financing activities	$	(7,100,000)
Net changes in cash	$	3,314,801
Cash beginning of year	$	4,538,854
Cash end of year	$	7,853,655

The accompanying notes are an integral part of this statement.

Armory Securities, LLC
Notes to Financial Statements

Note 1 - Nature of Business and Significant Accounting Policies

Armory Securities, LLC (the "Company") is a Delaware limited liability company with the purpose of conducting business as a broker-dealer. The Company's primary business is investment banking services including providing financial advisory services to institutional investors, corporations, and individuals. These financial advisory services include capital sourcing, mergers and acquisitions, and strategic business advisory services. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA").

The Company is exempt from Rule 15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to traditional private placement transactions and mergers and acquisitions advisory services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The following is a summary of the Company's significant accounting policies:

The Company follows Generally Accepted Accounting Principles ("GAAP"), as established by the financial Accounting Standards Board ("FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Accounting Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash: Cash consists of demand deposits at U.S. financial institutions. Such deposits may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits. The Company maintains its cash account with a financial institution. The total cash balance of the Company is insured by the FDIC up to $250,000 per depositor, per bank.

Accounts Receivable and Allowance for Credit Losses: Accounts receivable represent amounts due from customers for services provided, investment banking fees due or expense reimbursements due, all pursuant to the terms of the Company's contracts with its customers. Amounts are recorded at the invoiced amount, net of any allowance for credit losses, and do not typically bear interest. Invoices are due upon receipt and the Company assesses the collectability of the invoices by taking into consideration the aging of accounts receivable, changes in customer credit worthiness, general market and economic conditions, and historical experience. Management considers receivables past due if the payment is not received within 90 days of the due date.

As of January 1, 2025, the Company had gross receivables of $3,822,035 and allowance for credit losses of $832,831. As of December 31, 2025, the Company had net receivables related to revenues from contracts with customers of $1,658,274. The Company has recorded an allowance for credit losses of $0 by using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable forecasts regarding probability of collection from its clients with past due receivables of $0. The Company does not require collateral for accounts receivable balances. The allowance for credit losses is susceptible to significant change. It is reasonably possible that the Company incurs losses that differ from this estimate which could be material. There were write offs charged to the allowance in the amount of $0 and there were recoveries of $105,582 collected during the year ended December 31, 2025. Write offs are charged to allowance when there is certainty that receivables will not be collected.

Revenue recognition: The Company's revenue includes both Advisory Fees and Success Fees, each as defined below, earned from providing investment banking services. Advisory Fees are typically fixed and determined based on the terms of the contract, therefore they are included in the transaction price at the time of contract inception. Advisory and Success Fees of $8,076,624 were recognized for the year ended December 31, 2025. Advisory Fees are recognized over time. Success Fees are recognized point in time, are considered variable, as they are contingent upon a future event and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised deliverables or services to its customers. A deliverable or service is transferred to a customer when, or as, the customer obtains control of that deliverable or service.

A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the deliverables or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised deliverable or service. For certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

The amount of revenue recognized in either situation reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include Success Fees in the transaction price, the Company considers the range of possible outcomes, the predictive value of its past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Armory Securities, LLC
Notes to Financial Statements

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2025. Success Fees that are contingent upon completion of a specific milestone and fees associated with these services are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2025.

The Company recognizes Advisory Fee revenue, based on a time-based input method, over the period in which the services are rendered. Success Fees are typically based on a percentage of the equity or debt financing raised as defined in the terms of the contract. Due to Success Fee revenue being severely constrained up until the point in which it is known that the equity or debt transaction closes (the "specified milestone"), Success Fee revenue will not be recognized until the confirmed closing date of the respective transaction.

Payment for Advisory Fees are generally due promptly upon completion of a specified milestone or, for Retainer Fees, periodically over the course of the engagement. Payment of Success Fees are generally due upon closing of the respective transaction.

The timing of the Company's revenue recognition may differ from the timing of payment by its customers.. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records a contract liability until the performance obligations are satisfied. The Company's contract liability relates to Retainer Fees received from engagements where the performance obligation has not yet been satisfied. As of December 31, 2025, contract liability was $0. As of December 31, 2024, the Company had contract liability of $95,000 which was recognized as revenue during 2025. In connection with its services, the Company, either directly or through its affiliates, may incur out of pocket expenses which are reimbursed by its customers. The Company records the revenue and expense related to such amounts when incurred.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, the members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision or benefit for income taxes has been made as the Company's taxable income or loss is included in the tax return of the members.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority.

Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2025, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal jurisdiction, and various states.

The Company's accounting policy is to not allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements.

Note 2 - Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as defined, and the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Net capital changes from day to day, but at December 31, 2025, the Company had net capital of $4,963,051, which was $4,770,344 above its required net capital of $192,707. At December 31, 2025, the Company's aggregate indebtedness to net capital ratio was .5824 to 1.

Note 3 - Customer Concentration

For the year ended December 31, 2025, the Company had five customers which represented approximately 59 percent of gross accounts receivable. A customer is considered major when the customer represents more than 10 percent of net receivables as of December 31, 2025. For year ended December 31, 2025, the Company had two customers which represented approximately 31 percent of total revenue for the year.

Note 4 - Related-Party Transactions

On October 1, 2014, the Company entered into an expense sharing agreement with Armory Group, LLC ("Armory Group") whereby Armory Group agrees to pay certain overhead expenses and employee compensation and benefits on behalf of the Company. Expenses allocated to the Company are reflected as expense sharing on the accompanying Statement of Operations and include compensation and related costs for personnel, technology, communication, support services and occupancy.

In connection with this agreement, the Company incurred expenses of $23,088,941 which includes $4,383,508 of reimbursable expenses during the year ended December 31, 2025. A balance of $2,722,678 was due to affiliates at December 31, 2025. These balances are unsecured, non-interest bearing and are due on demand.

Armory Securities, LLC
Notes to Financial Statements

Note 4 - Related-Party Transactions (Continued)

On October 1, 2014, the Company entered into commission agreements with specific registered representatives whereby the Company generally receives 10 percent of the revenue generated by such individuals. For the year ended December 31, 2025, the Company recognized gross revenue of $526,193 and net revenue of $476,274 from this arrangement. For the year ended December 31, 2025, $1,123,796 was allocated to registered representatives related to the commission agreements. Such amount includes allocations of revenue generated by such individuals and other revenue generated where the registered representative assisted the Company with other revenue sources.

The Company paid management fees of $232,500 to an affiliates of its members during the year ended December 31, 2025.

Note 5 - Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 6 - Subordinated Liabilities to Claims of General Creditors

During the year ended December 31, 2025, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

Note 7 - Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of two classes of services, including success fees and advisory fees. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM management the business activities using information of the Company as whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 8 - Commitments and Contingencies

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 9 - Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 10, 2026, the date these financial statements were available to be issued.

Armory Securities, LLC

Computation of Regulatory Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2025

Member's capital	$	6,643,255
Less nonallowable assets:		
Accounts receivable	$	1,658,274
Prepaid assets	$	21,930
Net Capital	$	4,963,051
Minimum Net Capital Required (the greater of $5,000 or 6-2/3% of Aggregate Indebtedness)	$	192,707
Excess net capital	$	4,770,344
Aggregate indebtedness: Regulatory		
Accounts payable and accrued expenses	$	64,287
Due to affiliates		2,722,677
Deferred revenue		103,640
Total aggregate indebtedness	$	2,890,604
Ratio of aggregate indebtedness to net capital	$	0.5824

Armory Securities, LLC

**Computation for Determination of Reserve Requirements Pursuant
to Rule 15c3-3 of the Securities and Exchange Commission**

December 31, 2025

The Company is claiming an exemption relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities and consulting related to the private placement of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Armory Securities, LLC

Information Relating to Possession or Control Requirements
Under 15c3-3 of the Securities and Exchange Commission

December 31, 2025

The Company is claiming an exemption relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, because the Company limits its business activities exclusively to private placements of securities and consulting related to the private placement of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.



Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Armory Securities, LLC

We have reviewed the accompanying Exemption Report of Armory Securities, LLC (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

1. The Company did not claim an exemption under any paragraph of 17 C.F.R. § 240.15c3-3(k);

2. The Company is filing this Exemption Report in reliance on Footnote 74 of SEC Release No. 34-70073 because it limited its securities business activities to (1) private placement transactions (2) mergers and acquisitions advisory services throughout the fiscal year ended December 31, 2025 exclusively to the activities described in that footnote; and

3. Throughout the fiscal year ended December 31, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers.

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the requirements set forth in Footnote 74 of SEC Release No. 34-70073 and related provisions of Rule 17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
February 10, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Exemption Report
December 31, 2025

Armory Securities, LLC ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company's other business activities are limited to traditional private placement transactions and mergers and acquisitions advisory services, and;

- The company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) the company did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Eben Perison swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

_____
Eben Perison, CEO

.